                      SPECIALTY PRODUCTS & INSULATION CO.
                      1097 Commercial Avenue, P.O. Box 576
                    EAST PETERSBURG, PENNSYLVANIA 17520-0576


                                 July 29, 1998


VIA EDGAR & FAX
---------------

Document Control
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Specialty Products & Insulation Co.
          Request to Withdraw Form 8-A Registration Statement
          Commission File No. 000-24475

Ladies and Gentlemen:

     On June 16, 1998 Specialty Products & Insulation Co. (the "Company") filed with the Commission a Registration Statement on Form 8-A (File No. 000-24475) (the "8-A Registration Statement"). The Company has also filed with the Commission a Registration Statement on Form S-1 (File No. 333-49947) (the "S-1 Registration Statement"). The Company had requested that the 8-A Registration Statement be declared effective simultaneously with the effectiveness of the S-1 Registration Statement.

     The Company has decided not to request acceleration of the S-1 Registration Statement at this time. Thus, so that the 8-A Registration Statement does not become effective 60 days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, I request on behalf of the Company that the 8-A Registration Statement be withdrawn.

                                           Very truly yours,

                                           /s/ Ronald L. King

                                           Ronald L. King
                                           President and Chief Executive Officer
cc:  Martin Reid
     Thomas A. Ralph
     James M. Papada III
     Eric C. Wasiuta